SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

ConAgra Foods, Inc.
(Name of Issuer)

Common Stock, par value $5.00 per share
(Title of Class of Securities)

205887102
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2015
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205887102	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,863,322 Shares (including options to purchase 19,032,000 Shares)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,863,322 Shares (including options to purchase 19,032,000 Shares)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 30,863,322 Shares (including options to purchase 19,032,000 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 205887102	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS BRAD ALFORD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,500 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,500 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,500 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 205887102	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS JAMES LAWRENCE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 515,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 515,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 515,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 205887102	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS DIANE DIETZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,000 Shares (including options to purchase 15,000 shares)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,000 Shares (including options to purchase 15,000 shares)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,000 Shares (including options to purchase 15,000 shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 205887102	13D	Page 6 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares ("Shares") of common stock, par value $5.00 per share, of ConAgra Foods, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at One ConAgra Drive, Omaha, NE 68102-5001.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) JANA Partners LLC, a Delaware limited liability company ("JANA"); (ii) Brad Alford ("Mr. Alford"); (iii) James Lawrence ("Mr. Lawrence") and (iv) Diane Dietz ("Ms. Dietz" and together with JANA, Mr. Alford and Mr. Lawrence, the "Reporting Persons"). JANA is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of JANA is Barry Rosenstein ("Mr. Rosenstein" or the "Principal").

(b) The principal business address of JANA and the Principal is 767 Fifth Avenue, 8th Floor, New York, NY 10153.

(c) The principal business of JANA and the Principal is investing for accounts under their management. The principal business of Mr. Lawrence is serving as chairman of Great North Star, LLC, an investment and advisory firm. Mr. Alford is retired. The principal business of Ms. Dietz is consulting services.

(d) Neither the Reporting Persons nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Persons nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JANA is a limited liability company organized in Delaware. The Principal, Mr. Alford, Mr. Lawrence and Ms. Dietz are United States citizens.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 31,440,822 Shares reported herein as beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $562 million.

JANA used a total of approximately $540 million (including brokerage commissions) in the aggregate to acquire the 30,863,322 Shares (including options to purchase 19,032,000 Shares) reported herein as beneficially owned by JANA. Funds for the purchase of the Shares reported herein as beneficially owned by JANA were derived from investment funds in accounts managed by JANA. Such Shares are held by the investment funds managed by JANA in cash accounts and none of the funds used to purchase the Shares reported herein as beneficially owned by JANA were provided through borrowings of any nature.

CUSIP No. 205887102	13D	Page 7 of 11 Pages

Mr. Alford used a total of approximately $1 million in the aggregate to acquire the 26,500 Shares reported herein as beneficially owned by him. The Shares reported herein as beneficially held by Mr. Alford were purchased solely with the personal funds of Mr. Alford and none of the funds used to purchase the Shares reported herein as beneficially owned by him were provided through borrowings of any nature.

Mr. Lawrence used a total of approximately $20 million in the aggregate to acquire the 515,000 Shares reported herein as beneficially owned by him. Funds for the purchase of the Shares reported herein as beneficially owned by Mr. Lawrence were derived from personal funds and margin borrowings described in the following sentence. Such Shares are held by Mr. Lawrence in a commingled margin account, which may extend margin credit to Mr. Lawrence from time to time, subject to applicable federal margin regulations, stock exchange rules, and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account bears interest at a rate based upon the broker's call rate from time to time in effect.

Ms. Dietz used a total of approximately $1 million in the aggregate to acquire the 36,000 Shares (including options to purchase 15,000 Shares) reported herein as beneficially owned by her. The Shares reported herein as beneficially held by Ms. Dietz were purchased solely with the personal funds of Ms. Dietz and none of the funds used to purchase the Shares reported herein as beneficially owned by her were provided through borrowings of any nature.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity.  JANA believes that the Issuer has significantly underperformed in shareholder value creation.  Most significantly, the acquisition of Ralcorp Inc. in January 2013, which in JANA’s opinion was the most significant recent strategic decision made by the Issuer’s Board of Directors (the “Board”), has been followed by disappointing performance for shareholders, repeated guidance misses, negative revisions to long term earnings targets, no dividend per share growth, and operating performance challenges. Issues with this acquisition led to the Issuer taking a $1.3 billion impairment on March 26, 2015, after which JANA began purchasing the Shares and analyzing opportunities for improved shareholder value creation.  JANA believes that in the period since the Ralcorp acquisition, the Board has failed to adequately address the shareholder value destruction and persistent underperformance that followed the Ralcorp acquisition.

JANA is prepared, if necessary, to nominate Messrs. Alford, Lawrence and Rosenstein (collectively, the “Potential Nominees”) for election to the Issuer’s board of directors and to participate in the solicitation of proxies in support of the Potential Nominees.  JANA  believes that the Potential Nominees possess the necessary expertise, experience and focus on shareholder value to help the Board evaluate and address opportunities for shareholder value creation, including but not limited to:  undertaking a strategic review of the Issuer’s strategy and corporate structure to determine if its businesses are optimally positioned to succeed, as well as various potential alternative transactions and structures; addressing the Issuer’s operational performance and cost structure; and optimizing the Issuer’s capital allocation policies and capital structure. JANA has requested, however, that the Issuer delay the June 21, 2015, deadline to submit notice of stockholder nominations for the Issuer’s 2015 annual meeting of stockholders (the “Annual Meeting”) in order to give the Issuer and JANA more time to have collaborative discussions regarding the steps JANA believes the Issuer should take to maximize shareholder value, as well as why JANA believes stockholders would benefit from the addition of the Potential Nominees to the Board.

CUSIP No. 205887102	13D	Page 8 of 11 Pages

Mr. Lawrence is the former Chairman of Rothschild North America and former CFO of both Unilever, plc and General Mills, Inc.  Mr. Alford is the former CEO of Nestlé USA.  Mr. Rosenstein is the Managing Partner of JANA.  In addition, JANA has retained Diane Dietz, who is the former Chief Marketing and Merchandising Officer of Safeway Inc. and had responsibility for all product categories, supply chain and Safeway’s $7 billion private label program, to provide consulting services with respect to analyzing the Issuer’s performance and opportunities.  Messrs. Lawrence and Alford and Ms. Dietz have all made significant personal investments in the Shares totaling over $21 million.

The Reporting Persons may also take other steps to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, excluding (i) acquiring a control stake in the Issuer’s Shares, or grouping with any other party or parties to do so, (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, or acquiring a material amount of the Issuer’s assets, or grouping with any other party or parties to do either, or (iii) seeking to exert negative control over the important corporate actions of the Issuer, or grouping with any other party or parties to do so, although the Reporting Persons may seek to influence such actions through customary means, including presenting its views for consideration to the Issuer, shareholders and other interested parties, privately or publicly, and, if necessary, through the exercise of its shareholder rights including the right to propose new directors for the Issuer’s board of directors.

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment position in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and/or engaging in short selling of or hedging or similar transactions with respect to the Shares.

CUSIP No. 205887102	13D	Page 9 of 11 Pages

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 427,052,296 Shares outstanding, which is the total number of Shares outstanding as of February 22, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended February 22, 2015, filed with the SEC on March 30, 2015.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 30,863,322 Shares (including options to purchase 19,032,000 Shares), constituting approximately 7.2% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Alford may be deemed to beneficially own 26,500 Shares, constituting approximately 0.0% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Lawrence may be deemed to beneficially own 515,000 Shares, constituting approximately 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Ms. Dietz may be deemed to beneficially own 36,000 Shares (including options to purchase 15,000 Shares), representing approximately 0.0% of the Shares outstanding.

By virtue of the Nominee Agreements and the Consulting Agreement (as defined and described in Item 6 below), JANA, each of the Independent Nominees and Ms. Dietz may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 31,440,822 Shares (including options to purchase 19,047,000 Shares), representing approximately 7.4% of the outstanding Shares. Each Nominee expressly disclaims beneficial ownership of the Shares beneficially owned by JANA, each other Nominee and Ms. Dietz and JANA expressly disclaims beneficial ownership of the Shares beneficially owned by each Nominee and Ms. Dietz. Ms. Dietz expressly disclaims beneficial ownership of the Shares beneficially owned by JANA and each Nominee.

(b) JANA has sole voting and dispositive power over 30,863,322 Shares (including options to purchase 19,032,000 Shares), which power is exercised by the Principal. Mr. Alford has sole voting and

CUSIP No. 205887102	13D	Page 10 of 11 Pages

dispositive power over the 26,500 Shares beneficially owned by him. Mr. Lawrence has sole voting and dispositive power over the 515,000 Shares beneficially owned by him. Ms. Dietz has sole voting and dispositive power over the 36,000 Shares (including options to purchase 15,000 Shares) beneficially owned by her.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Messrs. Alford and Lawrence (each an "Independent Nominee") have each entered into a nominee agreement (the "Nominee Agreement") with JANA substantially in the form attached as Exhibit B to this Schedule 13D whereby each Independent Nominee agreed, if JANA so elects, to become a member of a slate of nominees (the "Slate") and stand for election as a director of the Issuer. Pursuant to each Nominee Agreement, JANA has agreed to pay the costs of soliciting proxies in connection with the Annual Meeting, and to defend and indemnify each Independent Nominee against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as a candidate for election to the Board and the solicitation of proxies in support of their election. Each Independent Nominee will receive compensation under the Nominee Agreement in the amount of $90,000 in the event that he serves on the Slate until the Annual Meeting (or the earlier abandonment of the proxy solicitation), and an additional $140,000 in the event of his appointment or election. A copy of the form of the Nominee Agreement is attached as Exhibit B and is incorporated by reference herein.

JANA also entered into a consulting agreement (the "Consulting Agreement") pursuant to which Ms. Dietz agreed to provide analysis of the Issuer and certain related services. JANA shall pay Ms. Dietz a one-time fee in the amount of $90,000. The Consulting Agreement permits Ms. Dietz to buy Shares as long as Ms. Dietz agrees to hold such Shares until the earlier of (i) the conclusion of the Annual Meeting or (ii) the termination of the Proxy Solicitation. A copy of the Consulting Agreement is attached as Exhibit C and is incorporated by reference herein.

JANA beneficially owns (i) 21,178 call options with a strike price of $33 which expire on July 17, 2015, (ii) 89,242 call options with a strike price of $33 which expire on July 24, 2015, (iii) 24,900 call options with a strike price of $34 that expire on July 31, 2015, (iv) 40,000 call options with a strike price of $34 that expire on August 5, 2015, and (v) 15,000 call options with a strike price of $34 that expire on August 7, 2015, for a total of call options for 19,032,000 Shares.

Ms. Dietz beneficially owns 150 call options with a strike price of $38 which expire on July 17, 2015.

Except as otherwise set forth herein and the joint filing agreement attached hereto as Exhibit D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

CUSIP No. 205887102	13D	Page 11 of 11 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares During the Last 60 Days.

Exhibit B:	Form of Nominee Agreement
Exhibit C:	Consulting Agreement
Exhibit D:	Joint Filing Agreement, dated June 18, 2015

CUSIP No. 205887102	13D	Page 12 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2015

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

/s/ Brad Alford
BRAD ALFORD

/s/ James Lawrence
JAMES LAWRENCE

/s/ Diane Dietz
DIANE DIETZ